FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2016

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                     No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

Quarterly Report for the Period Ending

June 30, 2016

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended June 30, 2016 of Videotron Ltd.

QUARTERLY REPORT

2016 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six-month Period

January 1, 2016 – June 30, 2016

August 8, 2016

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2016 and 2015

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or the “Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet service and telephony services provider in the Province of Québec. Our cable network covers approximately 79% of the Province of Québec’s approximately 3.6 million residential and commercial premises. The deployment of our LTE network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services.

Videotron Business Solutions is a premier full-service telecommunications provider serving small and medium-sized and large-sized businesses, as well as telecommunications carriers. Products and services for small and medium-sized businesses are supported by extensive coaxial, fiberoptic and LTE wireless networks.

Videotron’s primary sources of revenue include: subscriptions for cable television, Internet access, cable and mobile telephony services, Club illico over-the-top video services (“Club illico”) and business solutions services.

The following Management Discussion and Analysis covers the Corporation’s main activities in the second quarter of 2016 and the major changes from the previous financial year.

All amounts are stated in Canadian dollars unless otherwise indicated. This Management Discussion should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2015 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>. Due to rounding, minor differences may exist between amounts shown in this MD&A and the condensed consolidated financial statements.

HIGHLIGHTS SINCE MARCH 31, 2016

•	During the second quarter of 2016, revenues grew by 5.3%, adjusted operating income grew by 6.1% and ARPU grew by 7.0%, all compared to the second quarter of 2015.

•

As of June 30, 2016, 828,900 lines were activated on our mobile telephony service, an increase of 33,200 (4.2%) in the quarter and a year-over-year increase of 126,000 (17.9%). Furthermore, wireless ARPU grew by $3.47 (7.4%) year-over-year.

•

On April 5, 2016, NBCUniversal Television & New Media Distribution Canada and Quebecor Content announced an agreement which will allow Club illico to offer its subscribers the most recent programming from one of the world’s largest content producers and distributors in the world.

•

On June 29, 2016, we announced the new Hybrid Fibre Giga Internet service, which offers connection speeds of up to 940 Mbps, starting July 13, 2016. This reaffirms Videotron as technological leader in high-speed Internet services and the tremendous potential of its wireline network.

•

In June 2016, we amended our secured revolving credit facility and unsecured revolving credit facility to extend their maturity date to July 2021. Some of the terms and conditions related to these credit facilities were also amended.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income and adjusted operating income margin are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted Operating Income

The Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain or loss on valuation and translation of financial instruments, loss on debt refinancing, restructuring of operations and other items and income taxes. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for

MANAGEMENT DISCUSSION AND ANALYSIS

measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Adjusted Operating Income Margin

The Corporation defines adjusted operating income margin as the adjusted operating income expressed as a percentage of revenues under IFRS. Our definition of adjusted operating income margin may not be the same as similarly titled measures reported by other companies.

KEY PERFORMANCE INDICATOR

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony and Club illico revenues per average basic cable customer. ARPU is not a measurement that is calculated in accordance with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony and Club illico revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Table 1 below presents a reconciliation of adjusted operating income to net income as disclosed in our condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of dollars)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Adjusted operating income	$362.3	$341.3	$720.3	$684.2
Depreciation and amortization	(147.8)	(150.3)	(296.2)	(316.5)
Financial expenses	(39.5)	(39.2)	(79.2)	(85.5)
Gain (loss) on valuation and translation of financial instruments	1.3	(1.4)	0.1	1.0
Loss on debt refinancing	–	(13.8)	–	(12.2)
Restructuring of operations and other items	(4.0)	(2.4)	(8.5)	(3.6)
Income tax expense	(29.8)	(3.3)	(59.3)	(31.0)
Net income	$142.5	$130.9	$277.2	$236.4

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Results of Videotron

2016/2015 Second Quarter Comparison

Customer statistics

Revenue-generating units – As of June 30, 2016, the total number of revenue-generating units stood at 5,648,400, a decrease of 16,900 (0.3%) in the second quarter of 2016, compared with an increase of 12,900 (0.2%) in the same period last year. RGUs increased by 128,300 (2.3%) over the last twelve months.

Mobile telephony services – As of June 30, 2016, 828,900 lines were activated on our mobile telephony network, an increase of 33,200 (4.2%) in the quarter, compared with an increase of 40,800 (6.2%) in the same quarter of 2015. Mobile telephony lines increased by 126,000 (17.9%) over the last twelve months.

Cable Internet access services – The number of subscribers to cable Internet access services stood at 1,571,700 as at the end of the second quarter of 2016, a decrease of 6,400 (0.4%) in the quarter, compared with a decrease of 4,000 (0.3%) in the same quarter of 2015. Cable Internet access customers increased by 32,600 (2.1%) over the last twelve months. As of June 30, 2016, the household penetration rate (number of subscribers as a proportion of the 2,825,300 total homes passed) for our cable Internet access services was 55.6%, compared with 55.1% as of June 30, 2015.

Cable television services – Our combined customer base for cable television services decreased by 24,500 (1.4%) in the second quarter of 2016, compared with a decrease of 23,000 (1.3%) in the second quarter of 2015 and a year-over-year decrease of 50,100 (2.9%). As of June 30, 2016, our cable network household penetration rate was 60.1%, compared with 62.6% a year earlier.

•

The number of subscribers to illico Digital TV stood at 1,559,800 as at the end of the second quarter of 2016, a decrease of 9,100 (0.6%) during the period, compared with an increase of 2,700 (0.2%) in the second quarter of 2015. Illico Digital subscribers increased by 7,000 (0.5%) over the last twelve months. As of June 30, 2016, 91.9% of our cable television customers were subscribers to our illico Digital TV services, compared with 88.9% as of June 30, 2015. Our illico Digital TV household penetration rate was 55.2% as of June 30, 2016, compared with 55.6% as of June 30, 2015.

•

The customer base for analog cable television services decreased by 15,400 (10.1%) in the second quarter of 2016, compared with a decrease of 20,300 (9.4%) in the second quarter of 2015. Analog cable television subscribers decreased by 57,100 (29.3%) over the last twelve months, partially as a result of customer migration to illico Digital TV.

Cable telephony services – The number of cable telephony lines stood at 1,284,000 as at the end of the second quarter of 2016, a decrease of 20,300 (1.6%) in the quarter, compared with a decrease of 6,900 (0.5%) in the same quarter of 2015. Cable telephony lines decreased by 53,700 (4.0%) over the last twelve months. As of June 30, 2016, our cable telephony service household penetration rate was 45.4%, compared with 47.9% as of June 30, 2015.

Club illico – The number of subscribers to Club illico stood at 266,300 as at the end of the second quarter of 2016, an increase of 1,100 (0.4%) in the quarter, compared with an increase of 6,000 (3.2%) in the second quarter of 2015. Club illico customers increased by 73,500 (38.1%) over the last twelve months.

MANAGEMENT DISCUSSION AND ANALYSIS

Table 2

End-of-quarter customer numbers

(in thousands of customers)

	June 16	Mar. 16	Dec 15	Sept 15	June 15	Mar. 15	Dec 14	Sept. 14
Mobile telephony[1]	828.9	795.7	768.6	742.5	702.9	662.1	632.8	590.4
Cable Internet	1,571.7	1,578.1	1,568.2	1,559.5	1,539.1	1,543.1	1,537.5	1,533.8
Cable television:
Analog	137.7	153.1	166.3	181.3	194.8	215.1	228.7	251.4
Digital	1,559.8	1,568.9	1,570.6	1,564.6	1,552.8	1,555.5	1,553.6	1,544.9
	1,697.5	1,722.0	1,736.9	1,745.9	1,747.6	1,770.6	1,782.3	1,796.3
Cable telephony[1]	1,284.0	1,304.3	1,316.3	1,329.5	1,337.7	1,344.6	1,349.0	1,356.0
Club illico	266.3	265.2	257.5	228.5	192.8	186.8	177.7	143.7

Revenue-generating units (RGUs)	5,648.4	5,665.3	5,647.5	5,605.9	5,520.1	5,507.2	5,479.3	5,420.2
[1]	In thousands of lines

Revenues: $778.7 million, an increase of $39.4 million (5.3%) compared with the second quarter of 2015.

Revenues from mobile telephony services increased by $26.5 million (27.5%) to $122.8 million, essentially due to customer growth and higher revenue per activated line.

Revenues from Internet access services increased by $16.5 million (7.3%) to $242.8 million. The favourable variance was mainly due to rate increases on some packages, subscriber plans mix, subscriber growth and increased usage.

Combined revenues from cable television services decreased by $7.8 million (3.0%) to $255.0 million. This decrease was primarily due to the net customer base erosion, higher discounts and lower video-on-demand orders, however partially offset by rate increases on some packages and higher revenues from the leasing of digital set-top boxes.

Revenues from cable telephony services decreased by $8.7 million (7.5%) to $106.6 million, mainly due to lower revenues per customer and the net customer base erosion.

Revenues from Club illico increased by $2.0 million (37.0%) to 7.4 million, essentially due to customer growth.

Revenues from business solutions increased by $10.3 million (62.0%) to $26.9 million mainly due to revenues growth from 4Degrees Colocation inc (“4Degrees”) and revenues generated from the acquisition and integration of Fibrenoire Inc. (“Fibrenoire”).

Revenues from sales of customer premises equipment increased by $0.9 million (6.4%) to $14.9 million mainly because of increased sales of mobile devices.

Other revenues decreased by $0.3 million (11.1%) to $2.4 million.

Monthly combined ARPU: $143.01 in the second quarter of 2016, compared with $133.71 in the same quarter of 2015, an increase of $9.30 (7.0%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted operating income: $362.3 million in the second quarter of 2016, an increase of $21.0 million (6.2%) compared to the same quarter of 2015.

•	This increase was primarily due to:

•	revenue net increase, on a comparable basis; and

•	the favourable impact on the results of the acquisition and integration of Fibrenoire, on January 7, 2016.

Partially offset by:

•	increase in losses on sale of mobile devices, partially offset by lower customer acquisition costs due to the growing popularity of our “bring your own device” plans;

•	increase in operating expenses such as professional fees and engineering costs; and

•	increase in sales commission.

MANAGEMENT DISCUSSION AND ANALYSIS

Employee costs, expressed as a percentage of revenues: Stable at 12.2% year-over-year.

Purchase of goods and services, expressed as a percentage of revenues: 41.2% in 2016, compared with 41.7% in 2015.

Depreciation and amortization charge: $147.8 million, a decrease of $2.5 million (1.7%) compared with the same quarter of 2015.

Financial expenses (primarily comprised of interest on long-term debt): $39.5 million in the second quarter of 2016, an increase of $0.3 million (0.8%) compared with the same quarter of 2015.

Gain or loss on valuation and translation of financial instruments: Gain of $1.3 million in the second quarter of 2016, compared with a loss of $1.4 million in the same quarter of 2015, a favourable variance of $2.7 million mainly due to a positive fluctuation in the fair value of financial instruments under fair value hedging relationships.

Restructuring of operations and other special items: $4.0 million expense recorded in the second quarter of 2016, compared with $2.4 million in the same quarter of 2015, an increase of $1.6 million, mainly due to an increase in charges related to the gradual decommissioning of our analog cable television network infrastructure.

Income tax expense: $29.8 million (effective tax rate of 17.3%) in the second quarter of 2016, compared with $3.3 million (effective tax rate of 2.5%) in the same quarter of 2015.

•	The increase of $26.5 million was mainly due to:

•	$16.1 million adjustment in the second quarter of 2015 in light of developments in tax audits, jurisprudence and tax legislation; and

•	$10.2 million related to an increase in taxable income.

Partially offset by:

•	$1.7 million decrease due to changes in tax consolidation arrangements with our parent corporation.

Net income attributable to shareholder: $142.4 million, an increase of $11.6 million (8.8%).

•	The increase was mainly due to:

•	$21.0 million increase in adjusted operating income;

•	$13.8 million favourable variance in gain or loss on debt refinancing;

•	$2.7 million favourable variance in gain or loss on valuation and translation of financial instruments; and

•	$2.5 million decrease in depreciation and amortization charges.

Partially offset by:

•	$26.5 million increase in income taxes;

•	$1.6 million increase in restructuring of operations and other items; and

•	$0.3 million increase in financial expenses.

2016/2015 Year-to-date Comparison

Revenues: $1,549.4 million, an increase of $78.3 million (5.3%) compared with the same period of 2015.

Revenues from mobile telephony services increased by $53.6 million (28.9%) to $239.2 million, essentially due to customer growth and higher revenues per customer.

Revenues from Internet access services increased by $34.7 million (7.7%) to $484.5 million. The favourable variance was mainly due to rate increases on some packages, subscriber plans mix, subscriber growth and increased usage.

Combined revenues from cable television services decreased by $14.7 million (2.8%) to $515.4 million. This decrease was primarily due to the net customer base erosion, higher discounts and lower video-on-demand orders, partially offset by rate increases on some packages and higher revenues from the leasing of digital set-top boxes.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues from cable telephony services decreased by $19.0 million (8.2%) to $214.1 million. This decrease was primarily due to lower revenues per customer and the net customer base erosion.

Revenues from Club illico increased by $4.2 million (38.9%) to $15.0 million, essentially due to customer growth.

Revenues from business solutions increased by $19.3 million (58.0%) to $52.6 million mainly due to revenues generated from the acquisition and integration of Fibrenoire and 4Degrees.

Revenues from sales of customer premises equipment increased by $0.7 million (3.1%) to $23.4 million mainly because of increased sales of mobile devices.

Other revenues decreased by $0.4 million (7.0%) to $5.3 million.

Monthly combined ARPU: $142.19 for the first six months of 2016, compared with $132.83 in the same period of 2015, an increase of $9.36 (7.0%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted operating income: $720.3 million for the first six months of 2016, an increase of $36.1 million (5.3%) compared to the same period of 2015.

•	This increase was primarily due to:

•	revenue net increase, on a comparable basis; and

•	the favourable impact on the results of the acquisition and integration of Fibrenoire, on January 7, 2016.

Partially offset by:

•	increase in losses on sale of mobile devices, partially offset by lower customer acquisition costs due to the growing popularity of our “bring your own device” plans;

•	increase in operating expenses such as professional fees, sales costs and engineering costs, partially offset by non-recurring expenses incurred in the first quarter of 2015; and

•	increase in sales commission.

Employee costs, expressed as a percentage of revenues: 12.5% for the first six months of 2016, compared with 12.4% in the same period of 2015.

Purchase of goods and services, expressed as a percentage of revenues: 41.0% for the first six months of 2016, compared with 41.1% in the same period of 2015.

Depreciation and amortization charge: $296.2 million in the first six months of 2016, a decrease of $20.3 million (6.4%) compared with the same period of 2015.

•	The decrease was mainly due to:

•	a change in the assessment of the useful life of our spectrum licences, resulting in the cessation of the amortization of those assets during the second quarter of 2015.

Financial expenses (primarily comprised of interest on long-term debt): $79.2 million in the first six months of 2016, a decrease of $6.3 million (7.4%) compared with the same period of 2015.

•	The decrease was mainly due to:

•	$4.7 million decrease in loss on foreign currency translation of short-term monetary items; and

•	$3.5 million decrease in interest on long-term debt, mainly due to lower interest rates on our indebtedness, partially offset by higher indebtedness.

Partially offset by:

•	$1.6 million decrease in other interest revenues.

Gain or loss on valuation and translation of financial instruments: Gain of $0.1 million in the first six months of 2016, compared with a $1.0 million gain in the same period of 2015, an unfavourable variance of $0.9 million.

MANAGEMENT DISCUSSION AND ANALYSIS

Restructuring of operations and other special items: $8.5 million expense recorded in the first six months of 2016, compared with $3.6 million in the same period of 2015, an increase of $4.9 million.

•	The increase was mainly due to:

•	$2.8 million increase in charges related to labour cost reduction initiatives; and

•	$1.9 million increase in charges related to the gradual decommissioning of our analog cable network infrastructure.

Income tax expense: $59.3 million (effective tax rate of 17.6%) in the first six months of 2016, compared with $31.0 million (effective tax rate of 11.6%) in the same period of 2015.

•	The increase of $28.3 million was mainly due to:

•	$18.6 million related to an increase in taxable income; and

•	$16.1 million adjustment in the second quarter of 2015 in light of developments in tax audits, jurisprudence and tax legislation.

Partially offset by:

•	$4.7 million decrease due to changes in tax consolidation arrangements with our parent corporation.

Net income attributable to shareholder: $277.2 million, an increase of $40.9 million (17.3%).

•	The increase was mainly due to:

•	$36.1 million increase in adjusted operating income;

•	$20.3 million decrease in amortization charge;

•	$12.2 million favourable variance in gain or loss on debt refinancing; and

•	$6.3 million decrease in financial expenses.

Partially offset by:

•	$28.3 million increase in income taxes;

•	$4.9 million increase in restructuring of operations and other special items; and

•	$0.9 million unfavourable variance in gain or loss on valuation and translation of financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating Activities

Second quarter 2016

Cash flows provided by operating activities: $308.3 million in the second quarter of 2016, compared with $252.4 million in the same quarter of 2015, an increase of $55.9 million (22.1%).

•	The increase was mainly due to:

•	$90.1 million favourable variance in non-cash balances related to operations, mainly due to a favourable net variation in income taxes payable and in inventories; and

•	$21.0 million increase in adjusted operating income.

Partially offset by:

•	$55.1 million increase in current income tax expenses, partially in light of developments in tax audits, jurisprudence and tax legislation.

Year to date

Cash flows provided by operating activities: $568.5 million in the first half of 2016, compared with $422.7 million in the same period of 2015, an increase of $145.8 million (34.5%).

•	The increase was mainly due to:

•	$166.2 million favourable variance in non-cash balances related to operations, mainly due to a favourable net variation in income taxes payable and in inventories;

•	$36.1 million increase in adjusted operating income; and

•	$6.7 million favourable variance in financial expenses.

Partially offset by:

•	$58.8 million increase in current income tax expenses, partially in light of developments in tax audits, jurisprudence and tax legislation; and

•	$4.9 million increase in restructuring charges, as explained above.

Working capital: Negative $371.2 million as of June 30, 2016 compared with negative $380.9 million as of December 31, 2015.

MANAGEMENT DISCUSSION AND ANALYSIS

Investing Activities

Second quarter 2016

Additions to fixed assets: $196.2 million in the second quarter of 2016, compared with $141.5 million in the same quarter of 2015. The increase is mainly explained by investments in our data centers and our LTE wireless network.

Additions to intangible assets: $25.9 million in the second quarter of 2016, compared with $233.6 million in the same quarter of 2015. The decrease is mainly due to the disbursement of $212.4 million in the second quarter of 2015 for the acquisition of spectrum licences.

Net proceeds from business disposal: In the second quarter of 2015, $7.8 million net proceeds from the sale to our parent corporation of the specialized web site reseaucontact.com that occurred in November 2013.

Year to date

Additions to fixed assets: $355.8 million in the first half of 2016 compared with $303.1 million in the same period of 2015. The increase is mainly explained by investments in our data centers and our LTE wireless network.

Additions to intangible assets: $64.5 million in the first half of 2016, compared with $258.5 million in the same period of 2015. Excluding the disbursement of $218.8 million in the first six months of 2015 for the acquisition of spectrum licences, the increase of $24.8 million is explained by the acquisition of licences related to various IT platforms and LTE wireless capacity.

Business acquisition: In January 2016, the Corporation acquired Fibrenoire, a company that provides fibre-optic connectivity services, for a purchase price of $125.0 million, subject to certain adjustments. The transaction will enable Videotron Business Solutions and Fibrenoire to join forces to continue to meet the growing demand from business customers for fibre-optic connectivity.

In March 2015, the Corporation acquired 4Degrees and its data center for a total consideration of $35.2 million, net of cash acquired. This acquisition will enable the Corporation to meet its business customers’ growing technological and hosting needs.

Net proceeds from business disposal: In the second quarter of 2015, $7.8 million net proceeds from the sale to our parent corporation of the specialized web site reseaucontact.com that occurred in November 2013.

Financing Activities

Consolidated debt (long-term debt plus bank indebtedness): $24.9 million increase during the first half of 2016.

•	Summary of debt increases during the first half of 2016:

•	$129.3 million increase in drawings under our revolving credit facilities;

•	$17.8 million net change in bank indebtedness; and

•	$11.0 million change in the fair value related to hedged interest rate risk.

•	Summary of debt decreases during the same period:

•

$129.2 million favourable impact of exchange rate fluctuations. This decrease in long-term debt is offset by a decrease in the asset (or an increase in the liability) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”; and

•	repayment of $5.4 million of borrowings under our bank credit facility.

Assets and liabilities related to derivative financial instruments: Net asset of $400.5 million as of June 30, 2016, compared with a net asset of $494.2 million as of December 31, 2015, a $93.7 million unfavourable variance. The variance was mainly due to the unfavourable net impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

In June 2016, the Corporation amended its secured revolving credit facility and unsecured revolving credit facility to extend their maturity to July 2021. Some of the terms and conditions related to these credit facilities were also amended.

MANAGEMENT DISCUSSION AND ANALYSIS

Dividends: Net increase of $89.0 million in common dividends to our parent corporation in the first six months of 2016 compared with the same period of 2015.

Financial Position as of June 30, 2016

Net available liquid assets: $559.0 million for the Corporation and its wholly owned subsidiaries, consisting of $588.5 million in unused availabilities under credit facilities, less bank indebtedness of $29.5 million.

Consolidated debt (long-term debt plus bank indebtedness): $3,303.2 million as of June 30, 2016, an increase of $24.9 million; $93.7 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of June 30, 2016, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 3

Mandatory debt repayments on Videotron’s long-term debt

Twelve-month period ending June 30

(in millions of dollars)

2017	$10.7
2018	10.7
2019	–
2020	–
2021	–
2022 and thereafter	3,259.5
Total	$3,280.9

The weighted average term of Videotron’s consolidated debt was approximately 7.1 years as of June 30, 2016 (7.6 years as of December 31, 2015). As of June 30, 2016, after taking into account the hedging instruments, the debt consisted of approximately 80.5% fixed-rate debt (84.0% as of December 31, 2015) and 19.5% floating-rate debt (16.0% as of December 31, 2015).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our wireline and wireless networks, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries. Videotron believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). As of June 30, 2016, the Corporation was in compliance with all required financial ratios.

Distributions to our shareholder: We paid $169.0 million in common dividends to our shareholder, Quebecor Media, in the first half of 2016, compared with total common dividends of $80.0 million in the same period of 2015. We expect to make cash distributions to our shareholder in the future, as determined by our Board of Directors, and within the limits set by the terms of our indebtedness and applicable laws.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Balance Sheets as of June 30, 2016

Table 4

Consolidated Balance Sheets of Videotron

Analysis of significant variances between June 30, 2016 and December 31, 2015

(in millions of dollars)

	June 30, 2016	December 31, 2015	Variance	Variance detail
Assets

Inventories	$89.4	$114.2	$(24.8)	Sale of mobile devices and rental of set-top boxes

Prepaid expenses	53.6	31.2	22.4	Disbursements related to support contracts, municipal and public utilities taxes and royalties for media content

Investments	2,285.0	2,090.0	195.0	Net acquisition of preferred shares of an affiliated corporation for tax consolidation purposes

Fixed assets	3,190.5	3,080.7	109.8	Investments from the acquisition of Fibrenoire, on our data centers and on our LTE mobile network

Intangible assets	1,095.4	1,071.4	24.0	Acquisition of LTE wireless capacity and development of various IT initiatives

Goodwill	542.3	448.9	93.4	Acquisition of Fibrenoire

Derivative financial instruments[1]	400.5	494.2	(93.7)	See “Financing Activities” above

Liabilities

Accounts payable and accrued charges	364.4	422.8	(58.4)	Impact of current variances in activity

Long-term debt, including short-term portion	3,273.7	3,266.6	7.1	See “Financing Activities” above

Subordinated loan from parent corporation	2,285.0	2,090.0	195.0	Net increase in loans payable to the parent corporation for tax consolidation arrangements

Deferred income taxes	525.9	561.3	(35.4)	Decrease in temporary differences mainly related to a general partnership

Other liabilities	181.8	104.6	77.2	Increase in defined benefit plan liability due to re-measurement loss

[1]	Long-term assets less long-term liabilities

MANAGEMENT DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of June 30, 2016, material contractual obligations included: capital repayment and interest payments on long-term debt, obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments, operating lease arrangements and capital asset purchases and other commitments.

Table 5 below shows a summary of our contractual obligations.

Table 5

Contractual obligations of the Corporation

Payments due by period as of June 30, 2016

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]
Accounts payable and accrued charges	$364.4	$364.4	$–	$–	$–
Amounts payable to affiliated corporations	67.3	67.3	–	–	–
Bank credit facility	21.4	10.7	10.7	–	–
Revolving credit facilities	376.1	–	–	–	376.1
6 7/8% Senior Notes due July 15, 2021	300.0	–	–	–	300.0
5% Senior Notes due July 15, 2022	1,033.4	–	–	–	1,033.4
5 3/8% Senior Notes due June 15, 2024	775.0	–	–	–	775.0
5 5/8% Senior Notes due June 15, 2025	400.0	–	–	–	400.0
5 3/4% Senior Notes due January 15, 2026	375.0	–	–	–	375.0
Interest payments[2]	1,119.9	119.5	312.8	313.0	374.6
Derivative financial instruments[3]	(362.6)	4.6	(20.7)	–	(346.5)
Operating lease commitments	181.7	39.8	62.7	34.9	44.3
Services and capital equipment commitments	330.5	87.9	65.2	50.8	126.6

Total contractual cash obligations	$4,982.1	$694.2	$430.7	$398.7	$3,458.5
[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation, the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of June 30, 2016.

[3]	Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the second quarter of 2016, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $24.0 million ($29.2 million in the same quarter of 2015), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $1.5 million ($2.8 million in the same quarter of 2015).

During the first six months of 2016, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $57.7 million ($53.9 million in the same period of 2015), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $3.4 million ($4.6 million in the first six months of 2015). These transactions were concluded and accounted for at the consideration agreed between parties.

MANAGEMENT DISCUSSION AND ANALYSIS

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis.

In the second quarter of 2016, Videotron incurred management fees of $13.3 million ($10.0 million in the second quarter of 2015) with its parent corporation. During the first six months of 2016, Videotron incurred management fees of $26.5 million ($23.0 million in the first six months of 2015).

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued charges, provisions, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2016 and December 31, 2015 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	June 30, 2016		December 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(3,280.9)	$(3,348.1)	$(3,286.1)	$(3,289.6)
Derivative financial instruments
Early settlement options	1.0	1.0	1.0	1.0
Foreign exchange forward contracts[3]	(6.2)	(6.2)	9.3	9.3
Cross-currency interest rate swaps[3]	406.6	406.6	484.9	484.9
[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.

[2]	The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.

[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

The gain or loss on valuation and translation of financial instruments for the three months and six months ended June 30, 2016 and 2015 is summarized in the following table.

Table 7

Gain or loss on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Gain on embedded derivatives	$–	$(0.1)	$(0.1)	$(0.1)
Gain on reversal of embedded derivative upon debt redemption	–	–	–	(0.3)
(Gain) loss on the ineffective portion of fair value hedge	(1.2)	1.5	–	(1.3)
Loss on the ineffective portion of cash flow hedges	–	–	–	0.7
	$(1.2)	$1.4	$(0.1)	$(1.0)

A gain of $17.8 million was recorded under other comprehensive income in the second quarter of 2016 in relation to cash flow hedging relationships (loss of $23.6 million in the same quarter of 2015). For the six months ended June 30, 2016, a gain of $22.1 million was recorded (loss of $19.4 million in the corresponding period of 2015).

The fair value of long-term debt in table 6 is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

MANAGEMENT DISCUSSION AND ANALYSIS

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, our business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	new technologies that would change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•

disruptions to the network through which we provide our digital television, Internet access, telephony services, and Club illico and our ability to protect such services from piracy, unauthorised access or other security breaches;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under “Item 3. Key information – Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30			Six months ended June 30
	Note	2016	2015	2016	2015
Revenues
Cable television		$255,013	$262,816	$515,398	$530,105
Internet		242,838	226,254	484,527	449,830
Cable telephony		106,551	115,254	214,062	233,112
Mobile telephony		122,770	96,258	239,167	185,646
Over-the-top video		7,358	5,407	15,047	10,781
Business solutions		26,926	16,641	52,567	33,271
Equipment sales		14,903	13,966	23,365	22,739
Other		2,375	2,711	5,264	5,650
		778,734	739,307	1,549,397	1,471,134

Employee costs	2	95,246	89,844	193,578	182,090
Purchase of goods and services	2	321,211	308,020	635,496	604,962
Depreciation and amortization		147,792	150,348	296,244	316,503
Financial expenses	3	39,508	39,205	79,151	85,486
(Gain) loss on valuation and translation of financial instruments	4	(1,288)	1,448	(102)	(1,038)
Loss on debt refinancing		–	13,842	–	12,153
Restructuring of operations and other items	5	4,037	2,446	8,547	3,615
Income before income taxes		172,228	134,154	336,483	267,363

Income taxes
Current		35,931	(19,188)	74,136	15,313
Deferred		(6,158)	22,456	(14,871)	15,685
		29,773	3,268	59,265	30,998

Net income		$142,455	$130,886	$277,218	$236,365
Net income attributable to
Shareholder		$142,450	$130,883	$277,206	$236,343
Non-controlling interests		5	3	12	22

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Net income	$142,455	$130,886	$277,218	$236,365
Other comprehensive loss :
Items that may be reclassified to income :
Cash flows hedges:
Gain (loss) on valuation of derivative financial instruments	17,804	(23,609)	22,111	(19,429)
Deferred income taxes	490	3,378	8,767	(8,463)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss	(33,000)	–	(64,000)	–
Deferred income taxes	8,900	–	16,900	–
Reclassification to income:
Gain related to cash flow hedges	–	(2,114)	–	(3,914)
Deferred income taxes	–	751	–	1,125
	(5,806)	(21,594)	(16,222)	(30,681)
Comprehensive income	$136,649	$109,292	$260,996	$205,684

Comprehensive income attributable to
Shareholder	$136,644	$109,289	$260,984	$205,662
Non-controlling interests	5	3	12	22

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock (note 9)	Retained earnings	Accumulated other comprehensive loss (note 11)	Equity attributable to non-controlling interests	Total equity

Balance as of December 31, 2014	$3,401	$836,684	$(46,989)	$811	$793,907

Net income	–	236,343	–	22	236,365

Issuance of capital stock	170,000	–	–	–	170,000

Other comprehensive loss	–	–	(30,681)	–	(30,681)

Dividends	–	(80,000)	–	–	(80,000)

Balance as of June 30, 2015	173,401	993,027	(77,670)	833	1,089,591

Net income	–	349,508	–	30	349,538

Other comprehensive income	–	–	826	–	826

Reduction in paid-up capital	(41,000)	–	–	–	(41,000)

Dividends	–	(585,000)	–	(155)	(585,155)

Balance as of December 31, 2015	132,401	757,535	(76,844)	708	813,800

Net income	–	277,206	–	12	277,218

Other comprehensive loss	–	–	(16,222)	–	(16,222)

Dividends	–	(169,000)	–	(116)	(169,116)

Balance as of June 30, 2016	$132,401	$865,741	$(93,066)	$604	$905,680

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30			Six months ended June 30
	Note	2016	2015	2016	2015
Cash flows related to operating activities
Net income		$142,455	$130,886	$277,218	$236,365
Adjustments for:
Depreciation of fixed assets		126,360	134,263	257,342	269,983
Amortization of intangible assets		21,432	16,085	38,902	46,520
(Gain) loss on valuation and translation of financial instruments	4	(1,288)	1,448	(102)	(1,038)
Amortization of financing costs and long-term debt discount	3	1,002	1,054	1,882	2,226
Deferred income taxes		(6,158)	22,456	(14,871)	15,685
Loss on debt refinancing		–	13,842	–	12,153
Other		2,251	197	4,247	3,126
		286,054	320,231	564,618	585,020
Net change in non-cash balances related to operating activities		22,254	(67,813)	3,859	(162,354)
Cash flows provided by operating activities		308,308	252,418	568,477	422,666

Cash flows related to investing activities
Additions to fixed assets		(196,214)	(141,491)	(355,834)	(303,136)
Additions to intangible assets		(25,909)	(233,582)	(64,542)	(258,507)
Business acquisition (net of cash acquired)	6	128	245	(118,946)	(35,167)
Net proceeds from business disposal		–	7,848	–	7,848
Acquisition of preferred shares of an affiliated corporation	8	–	–	(195,000)	(1,010,000)
Other		475	1,670	923	1,937
Cash flows used in investing activities		(221,520)	(365,310)	(733,399)	(1,597,025)

Cash flows related to financing activities
Net change in bank indebtedness		(11,254)	–	17,821	–
Net change under revolving credit facility		36,856	(1,953)	128,785	(1,953)
Net change under bank credit facility		(5,357)	(5,357)	(5,357)	(5,357)
Issuance of capital stock		–	170,000	–	170,000
Repayment of long-term debt		–	(218,645)	–	(218,645)
Settlement of hedging contracts		(2,323)	11,797	(2,323)	11,797
Issuance of a loan from the parent corporation	8	–	–	195,000	1,010,000
Dividends		(105,000)	–	(169,000)	(80,000)
Other		(116)	–	(116)	–
Cash flows (used in) provided by financing activities		(87,194)	(44,158)	164,810	885,842

Net change in cash and cash equivalents		(406)	(157,050)	(112)	(288,517)

Cash and cash equivalents at the beginning of the period		2,068	211,335	1,774	342,802
Cash and cash equivalents at the end of the period		$1,662	$54,285	$1,662	$54,285

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$88	$31,893	$88	$31,893
Cash equivalents	1,574	22,392	1,574	22,392
	$1,662	$54,285	$1,662	$54,285

Interest and taxes reflected as operating activities
Cash interest payments	$40,385	$57,096	$77,624	$81,553
Cash income tax payments (net of refunds)	26,476	31,346	55,230	91,161

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

(unaudited)

	Note	June 30, 2016	December 31, 2015

Assets

Current assets
Cash and cash equivalents		$1,662	$1,774
Accounts receivable		275,722	272,593
Income taxes		604	17,896
Amounts receivable from affiliated corporations		10,751	12,330
Inventories		89,363	114,206
Prepaid expenses		53,601	31,158
Total current assets		431,703	449,957

Non-current assets
Investments	8	2,285,000	2,090,000
Fixed assets	6	3,190,544	3,080,687
Intangible assets	6	1,095,448	1,071,398
Goodwill	6	542,276	448,864
Derivative financial instruments		409,012	494,197
Other assets		18,825	21,456
Total non-current assets		7,541,105	7,206,602
Total assets		$7,972,808	$7,656,559

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	June 30, 2016	December 31, 2015

Liabilities and Equity

Current liabilities
Bank indebtedness		$29,519	$11,698
Accounts payable and accrued charges		364,354	422,769
Amounts payable to affiliated corporations		67,303	62,913
Provisions		56,925	55,564
Deferred revenue		274,103	267,283
Current portion of long-term debt	7	10,714	10,714
Total current liabilities		802,918	830,941

Non-current liabilities
Long-term debt	7	3,262,966	3,255,928
Subordinated loan from parent corporation	8	2,285,000	2,090,000
Derivative financial instruments		8,551	–
Deferred income taxes		525,932	561,318
Other liabilities		181,761	104,572
Total non-current liabilities		6,264,210	6,011,818
Total liabilities		7,067,128	6,842,759

Equity
Capital stock	9	132,401	132,401
Retained earnings		865,741	757,535
Accumulated other comprehensive loss	11	(93,066)	(76,844)
Equity attributable to shareholder		905,076	813,092
Non-controlling interest		604	708
Total equity		905,680	813,800
Total liabilities and equity		$7,972,808	$7,656,559

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2015 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on August 3, 2016.

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Employee costs	$140,172	$133,304	$284,965	$266,476
Less employee costs capitalized to fixed assets and intangible assets	(44,926)	(43,460)	(91,387)	(84,386)
	95,246	89,844	193,578	182,090
Purchase of goods and services
Royalties and rights	105,790	109,930	217,562	220,114
Cost of retail products	71,614	60,727	127,833	105,543
Subcontracting costs	28,131	30,061	55,385	58,189
Marketing and distribution expenses	13,242	17,636	29,394	29,222
Other	102,434	89,666	205,322	191,894
	321,211	308,020	635,496	604,962
	$416,457	$397,864	$829,074	$787,052

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

3.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Third parties:
Interest on long-term debt	$38,835	$38,992	$77,584	$81,065
Amortization of financing costs and long-term debt discount	1,002	1,054	1,882	2,226
(Gain) loss on foreign currency translation on short-term monetary items	(547)	(159)	(1,123)	3,528
Other	(65)	(621)	312	(1,316)
	39,225	39,266	78,655	85,503
Affiliated corporations:
Interest expense (net of interest income)	62,410	55,746	118,200	100,469
Dividend income (net of dividend expense)	(62,980)	(56,535)	(119,410)	(101,942)
	(570)	(789)	(1,210)	(1,473)
Interest on net defined benefit liability	853	728	1,706	1,456
	$39,508	$39,205	$79,151	$85,486

4.	(GAIN) LOSS ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Gain on embedded derivatives	$(27)	$(63)	$(53)	$(108)
Gain on reversal of embedded derivatives upon debt redemption	–	(40)	–	(336)
(Gain) loss on the ineffective portion of fair value hedges	(1,261)	1,551	(49)	(1,331)
Loss on the ineffective portion of cash flow hedges	–	–	–	737
	$(1,288)	$1,448	$(102)	$(1,038)

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

5.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Restructuring of operations	$3,692	$2,175	$7,427	$3,069
Other	345	271	1,120	546
	$4,037	$2,446	$8,547	$3,615

6.	BUSINESS ACQUISITION

On January 7, 2016, the Corporation acquired Fibrenoire Inc. (“Fibrenoire”), a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, the Corporation paid an amount of $119.1 million, net of cash acquired of $1.8 million. An amount of $0.2 million was received in the second quarter of 2016 as a post-closing adjustment. The balance payable could be subject to adjustments related to certain conditions. The purchase price allocation was accounted for on a preliminary basis and will be finalized by the end of the year. The assets acquired are mainly comprised of tangible assets of $33.0 million and intangible assets, including goodwill, of $100.0 million. Goodwill arising from this acquisition reflects anticipated synergies and future growth potential.

7.	LONG-TERM DEBT

Components of long-term debt are as follows:

	June 30, 2016	December 31, 2015
Bank credit facilities	$397,473	$273,515
Senior Notes	2,883,380	3,012,600
Total long-term debt	3,280,853	3,286,115

Change in fair value related to hedged interest rate risk	22,451	11,450
Adjustment related to embedded derivatives	(365)	(312)
Financing fees, net of amortization	(29,259)	(30,611)
	(7,173)	(19,473)
Less: current portion	(10,714)	(10,714)
	$3,262,966	$3,255,928

In June 2016, the Corporation amended its secured revolving credit facility and unsecured revolving credit facility to extend their maturity to July 2021. Some of the terms and conditions related to these credit facilities were also amended.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

8.	SUBORDINATED LOAN FROM PARENT CORPORATION

On February 5, 2015, the Corporation contracted a subordinated loan of $1.01 billion from Quebecor Media Inc., bearing interest at a rate of 10.75%, payable every six months on June 20 and December 20, and maturing on February 5, 2045. On the same day, the Corporation invested the total proceeds of $1.01 billion into 1,010,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On February 12, 2016, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 430,000 preferred shares, Series B, for a total cash consideration of $430.0 million, and settled cumulative unpaid dividends of $6.9 million. On the same day, the Corporation used the total proceeds of $430.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc.

On March 1, 2016, the Corporation contracted a subordinated loan of $625.0 million from Quebecor Media Inc., bearing interest at a rate of 11.5%, payable every six months on June 20 and December 20, and maturing on March 1st, 2046. On the same day, the Corporation invested the total proceeds of $625.0 million into 625,000 preferred shares, Series D, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 11.6%, payable semi-annually.

These transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries

9.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of June 30, 2016 and December 31, 2015	172,516,829	$132,401

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

10.	STOCK-BASED COMPENSATION PLANS

Outstanding options

The following table provides details of changes to outstanding options in the stock-based compensation plans in which management of the Corporation participates, for the six-month period ended June 30, 2016:

	Outstanding options
	Number	Weighted average exercise price
Quebecor Inc.
As of December 31, 2015	50,000	$25.49
Granted	–	–
As of June 30, 2016	50,000	$25.49
Vested options as of June 30, 2016	16,666	$25.49

Quebecor Media Inc.
As of December 31, 2015	386,611	$62.34
Exercised	(34,128)	57.17
Forfeited	(6,000)	70.56
As of June 30, 2016	346,483	$62.70
Vested options as of June 30, 2016	67,728	$57.76

For the three-month period ended June 30, 2016, a net consolidated charge related to the stock-based compensation plan was recorded in the amount of $0.2 million (a net charge of $0.5 million in 2015). For the six-month period ended June 30, 2016, a net consolidated charge related to the stock-based compensation plan was recorded in the amount of $0.8 million (a net charge of $0.4 million in 2015).

During the three-month period ended June 30, 2016, 3,200 of the Corporation’s stock options were exercised for a cash consideration of $0.05 million (25,350 stock options for $0.7 million in 2015). During the six-month period ended June 30, 2016, 34,128 of the Corporation’s stock options were exercised for a cash consideration of $0.45 million (42,100 stock options for $1.0 million in 2015).

Differed share units (“DSU”) and performance share units (“PSU”) plans

On July 13, 2016, the ultimate parent corporation established a DSU plan and a PSU plan for its employees and those of its subsidiaries. Both plans are based on Quebecor Class B Subordinate Shares (“Quebecor Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. The PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares. No treasury shares will be issued for the purposes of these plans. On July 13, 2016, the ultimate parent corporation awarded 17,092 DSUs and 20,894 PSUs to employees of the Corporation.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

11.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total
Balance as of December 31, 2014	$(17,605)	$(29,384)	$(46,989)
Other comprehensive loss	(30,681)	–	(30,681)
Balance as of June 30, 2015	(48,286)	(29,384)	(77,670)
Other comprehensive income (loss)	7,850	(7,024)	826
Balance as of December 31, 2015	(40,436)	(36,408)	(76,844)
Other comprehensive income (loss)	30,878	(47,100)	(16,222)
Balance as of June 30, 2016	$(9,558)	$(83,508)	$(93,066)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over an 8-year period.

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month and six-month periods ended June 30, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility, discount factors, and the underlying instrument’s adjusted implicit interest rate and credit premium.

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2016 and December 31, 2015 are as follows:

	June 30, 2016		December 31, 2015
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1,2]	$(3,280,853)	$(3,348,100)	$(3,286,115)	$(3,289,600)
Derivative financial instruments
Early settlement options	1,000	1,000	1,000	1,000
Foreign exchange forward contracts[3]	(6,173)	(6,173)	9,282	9,282
Cross-currency interest rate swaps[3]	406,634	406,634	484,915	484,915

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.

[2]	The fair value of the long-term debt does not include the fair value of early settlement options, which is presented separately in the table.

[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Hugues Simard
By:	Hugues Simard Senior Vice President and Chief Financial Officer

Date: August 8, 2016